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                           NCI BUILDING SYSTEMS, INC.
                                 7301 FAIRVIEW
                              HOUSTON, TEXAS 77041
                            TELEPHONE: 713-466-7788



                                October 2, 1998



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

     Re: Application for Withdrawal of Form S-3 Registration Statement No. 333-60829 (together with all amendments thereof and exhibits thereto, the "Registration Statement") filed by NCI Building Systems, Inc. ("NCI")

Ladies and Gentlemen:

     NCI originally filed the Registration Statement with the Commission on August 6, 1998. NCI and its underwriters have determined at this time not to pursue the public offering of equity securities pursuant to the Registration Statement based upon changed circumstances regarding the securities markets. NCI represents to the Commission that no securities have been sold under the Registration Statement.

     Based upon the foregoing and pursuant to Rule 477 under the Securities Act of 1933, NCI hereby applies to the Commission for withdrawal of the Registration Statement, effective immediately.

     Please advise our securities counsel, Randall G. Ray (214-999-4544) or Margaret E. Bond (214-999-4394) of any questions.

                                       Sincerely,

                                       NCI BUILDING SYSTEMS, INC.



                                       By:  /s/ Robert J. Medlock
                                           --------------------------------
                                            Robert J. Medlock
                                            Vice President, Chief Financial
                                            Officer and Treasurer


cc:  Nicholas P. Panos, Esq.
     Mr. Donald C. Cavern
     SEC, Mail Stop 4-4